Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated June 16, 2025 to the

Prospectus dated June 16, 2025

Registration Statement on Form F-3 (No. 333-288084)

UPDATED PRICING TERM SHEET

DATED JUNE 18, 2025

MakeMyTrip Limited

16,000,000 Ordinary Shares

This pricing term sheet relates only to the ordinary shares of MakeMyTrip Limited and should be read together with the preliminary prospectus supplement dated June 16, 2025 and the accompanying prospectus dated June 16, 2025 (together, the “Preliminary Prospectus”) relating to the offering of the ordinary shares before making a decision in connection with an investment in the corresponding securities. The information in this pricing term sheet supplements and supersedes the information in the Preliminary Prospectus relating to the ordinary shares to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus. The size of the offering was increased from the previously announced 14,000,000 ordinary shares (or 16,100,000 ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares). As a result, all information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

All references to “$” herein are to United States dollars.

Issuer:	MakeMyTrip Limited (the “Company”)

Exchange/Symbol:	Nasdaq Global Market (Nasdaq) /MMYT

Pricing Date:	June 17, 2025

Trade Date:	June 18, 2025

Settlement Date:	June 23, 2025

Nasdaq’s last reported sale price of ordinary shares on the Pricing Date:	$91.49 per ordinary share

Shares offered:	16,000,000 ordinary shares (or up to 18,400,000 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full)

Offering Price to public:	$90.00 per ordinary share

Concurrent Notes Offering:

On June 17, 2025, the Company announced the pricing of its previously announced offering of $1.25 billion aggregate principal amount of 0.00% convertible senior notes due 2030 (the “Notes”, and the offering, the “Concurrent Notes Offering”), plus up to $187.5 million aggregate principal amount of the Notes if the initial purchasers in the Convertible Notes Offering exercise their option to purchase additional Notes in full, pursuant to a separate offering memorandum in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended. The Company estimates that the net proceeds from the Concurrent Note Offering, if it is consummated, will be approximately $1.23 billion (or approximately $1.41 billion if the initial purchasers of the Concurrent Notes Offering fully exercise their option to purchase additional Notes), after deducing the initial purchasers’ discounts and commissions and estimated offering expenses.

This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Notes Offering.

Inter-conditionality of this Offering and the Concurrent Notes Offering	The completion of this offering is contingent upon the completion of the Concurrent Notes Offering, and the completion of the Concurrent Notes Offering is contingent upon the completion of this offering.

Use of proceeds:

The Company estimates that the net proceeds from this offering will be approximately $1.41 billion (or approximately $1.62 billion if the underwriters exercise in full their option to purchase additional ordinary shares), after deducting the underwriters’ discount and estimated offering expenses.

The Company intends to use all of the net proceeds of this offering as well as from the Concurrent Notes Offering to purchase a portion of its outstanding Class B Shares from Trip.com.

Subject to mutual agreement between the Company and Trip.com, if the underwriters exercise their option in full or in part to purchase additional ordinary shares and/or the initial purchasers exercise their option in full or in part to purchase additional Notes, following such exercise by the underwriters and/or the initial purchasers, the references to Trip’s total voting power of “19.99%” in the share repurchase agreement may be changed to “between 16.90% to 19.99%”.

Underwriters:	Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC

MAKEMYTRIP LIMITED (THE “COMPANY”) HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND THE PRELIMINARY PROSPECTUS SUPPLEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS SUPPLEMENT, THE RELATED BASE PROSPECTUS AND THE OTHER DOCUMENTS THAT THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFERING OF THE ORDINARY SHARES. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. ALTERNATIVELY, COPIES OF THE DOCUMENTS RELATING TO THIS OFFERING MAY BE OBTAINED FROM MORGAN STANLEY & CO. LLC, 180 VARICK STREET, NEW YORK, NEW YORK 10014, ATTENTION: PROSPECTUS DEPARTMENT, EMAIL: PROSPECTUS@MORGANSTANLEY.COM, TELEPHONE: 1 (866) 718-1649 OR J.P. MORGAN SECURITIES LLC, C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, ATTENTION: PROSPECTUS DEPARTMENT, EMAIL: PROSPECTUS-EQ_FI@JPMCHASE.COM AND POSTSALEMANUALREQUESTS@BROADRIDGE.COM.

THE INFORMATION IN THIS PRICING TERM SHEET IS NOT A COMPLETE DESCRIPTION OF THE ORDINARY SHARES. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THE PRELIMINARY PROSPECTUS SUPPLEMENT AND THE RELATED BASE PROSPECTUS, AS SUPPLEMENTED BY THIS PRICING TERM SHEET, IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE ORDINARY SHARES.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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